IDEX Corporation

1925 West Field Court

Suite 200

Lake Forest, IL 60045-4824

United States

www.idexcorp.com

May 8, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3030

Attn:	Mr. Martin James

Senior Assistant Chief Accountant

Re: IDEX Corporation

Form 10-K for the year ended December 31, 2011

Filed February 24, 2012

File No. 001-10235

Dear Mr. James:

We submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”) received by letter dated April 25, 2012 relating to IDEX Corporation’s (the “Company”) 10-K for the fiscal year ended December 31, 2011 (2011 10-K).

In this letter, we have recited the comments from the Staff in italicized bold type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the 2011 10-K as applicable.

Form 10-K for the Fiscal Year Ended December 31, 2011

Performance in 2011 Compared with 2010, page 15

1.

Please tell us, and revise future filings to disclose, the underlying causes for each of the material changes noted in your disclosure. For example, you state that with respect to the Fluid & Metering Technologies segment, “the increase in organic sales was driven by strong global growth” in the markets you mention. However, it is unclear what factors caused the strong global growth in those markets, whether the factors were the same for each market and the reasons other markets served by this segment did not grow, such as the municipal funding headwinds relating to your water business, as noted in management’s 4th quarter earnings call. Likewise, regarding your Health & Science Technologies segment, you cite “market strength” across all markets as the reason for the change, but it is unclear what is driving that strength or whether the same factors drove “strength” in each market. It is also unclear whether there were any material offsetting factors to the “strength” you mention, such as the N1H funding issues mentioned in the 4th quarter earnings call.

In our next quarterly filing, filed concurrently with the Company’s response to this letter, the Company will enhance our disclosures to include the underlying causes for each of the material changes noted in our disclosure. In order to provide Management’s Discussion and Analysis (MD&A) that is more beneficial to the reader of the financial statements and to address the question above, we intend to make the following changes:

(1)	In the Overview section, define the reportable segments, platforms, and groups that will be discussed later in the MD&A.

(2)

In the Results of Operations section, describe the metrics reviewed by management (sales, operating income, operating margin, depreciation and amortization) as well as definitions of organic sales and foreign currency translation.

(3)	In the Results of Operations section, amend the format to discuss results from both a consolidated IDEX perspective as well as for each of the three reportable segments.

(4)	Within each reportable segment’s Results of Operations discussion, provide key drivers of sales fluctuations by individual platform / group for material changes.

(5)	Within each reportable segment’s Results of Operations discussion, provide more detailed description of changes for operating income and operating margin.

We also intend to reflect this enhanced disclosure in future filings and revise our previous discussion relating to 2011 results of operations in Item 7 of our 2012 10-K.

Financial Statements, page 28

Notes to Consolidated Financial Statements, page 32

Note 7. Fair Value Measurements, page 46

2.

We note your disclosure that in determining the fair value of the contingent consideration you used a probability weighted estimate based on an independent appraisal. Please describe to us and revise future filings to clarify the nature and extent of the third party appraiser’s involvement and management’s reliance on the work of the independent appraisers. Please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm, and which would be applicable to the extent your Form 10-K is incorporated by reference into any registration statement.

In connection with the opening balance sheet of Advanced Thin Films acquired in January 2011 Company management prepared a probability weighted estimate based on the likelihood that the acquired company would reach the earn-out targets in 2011 and 2012. The fair value of the contingent consideration was then discounted based on the pre-tax cost of debt and recorded on the opening balance sheet.

While Company management did utilize an independent third party with respect to certain aspects of the purchase price allocation of Advanced Thin Films in accordance with ASC Topic 805, Business Combinations, including contingent consideration, all projections and assumptions were prepared by Company management. The independent third party appraiser provided assistance with respect to valuation techniques and guidelines. The Company took full responsibility for the determination of the fair value of the contingent consideration and in future filings the Company will not refer to the independent appraisal. As such, the reference to an independent appraisal will be removed in all future filings.

In connection with providing its responses to the Staff’s comments, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Based on the nature of the comments herein and the Staff’s recommendation to revise future filings, we respectfully submit that amendments of the Company’s public reports would not provide materially meaningful information and therefore are not necessary.

Please direct any further questions or comments to me at 847-664-4780.

Sincerely,

/s/ Heath A. Mitts

Heath A. Mitts

Vice President and Chief Financial Officer